Alliance Entertainment Holding Corporation

8201 Peters Road, Suite 1000

Plantation, Florida

May 22, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Alliance Entertainment Holding Corporation Registration Statement on Form S-3 Filed May 15, 2026 Registration No. 333-295949

Ladies and Gentlemen:

Alliance Entertainment Holding Corporation (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effective date of the above-referenced Registration Statement, as amended, so that such Registration Statement, as amended, will become effective at 5:00 p.m.., Eastern Time, on Wednesday, May 27, 2026, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

By:	/s/ Bruce Ogilvie
Name:	Bruce Ogilvie
Title:	Executive Chairman